BlackRock Funds II, (the "Registrant"): BlackRock U.S
Government Bond Portfolio


77D (g)
Policies with respect to security investments

Effective August 12, 2013 the Principal Investment
Strategies of the Fund, under the "Fund Overview- Key
Facts about BlackRock U.S. Government Bond Portfolio section, was amended to add the following:

Non-dollar denominated bonds purchased by the Fund are, at the time of purchase, rated in the four highest rating categories by at least one major rating agency (Baa or better by Moody's Investor Service, Inc. ("Moody's") or
BBB or better by Standard & Poor's ("S&P") or Fitch
Ratings ("Fitch")) or are determined by the Fund management team to be of similar quality. Securities rated in any of the four highest rating categories are known as "investment grade" securities.

As well as, under the "Details About the Funds"
Investment Process,

With respect to the U.S. Government Bond Portfolio
(except for non-dollar
denominated bonds held by the U.S. Government Bond
Portfolio), if a security's rating falls below the highest rating category, the management team will decide whether to continue to hold the security. With respect to non-dollar denominated bonds held by the U.S. Government
Bond Portfolio, if a security's rating falls below investment grade, the management team will decide whether to continue to hold the security.

Also, the following change was made to the Fund's
Statement of Additional Information;

The chart listing investments and investment strategies in the section entitled "I. Investment Objectives and Policies" with respect to the Fund is amended to reflect that the Fund may invest in Inflation Indexed Bonds.